UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

Sertus Chambers

Governors Square, Suite #5-204

23 Lime Tree Bay Avenue, P.O. Box 2547

Grand Cayman, KY1-1104, Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 1, 2023, Jupiter Wellness Acquisition Corp. issued a press release announcing the closing of the business combination with Chijet, Inc. and its affiliates. A copy of the press release is attached hereto and incorporated herein by reference in its entirety as Exhibit 99.1. A copy of the press release is furnished as Exhibit 99.1 hereto.

On June 2, 2023, Chijet Motor Company, Inc. issued a press release announcing its listing on that date on The Nasdaq Stock Market LLC under the ticker symbol “CJET”. A copy of this press release is furnished as Exhibit 99.2 hereto.

Financial Statements and Exhibits.

The following are exhibits herewith:

Exhibit No.	Description

99.1	Press Release Dated June 1, 2023.
99.2	Press Release Dated June 2, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: June 2, 2023	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer

3